VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: William Mastrianna, Esq.

Re: Letter dated June 9, 2016 from Mr. Larry Spirgel, Assistant Director

Medical Alarm Concepts Holding, Inc., a Nevada corporation (the “Company”)

Registration Statement on Form S-1

Filed April 15, 2016

File No. 333-210769

Dear Mr. Mastrianna:

We are in receipt of your letter, dated June 9, 2016 (the “SEC Comment Letter”), with respect to the above-referenced filings of the Company with the Securities and Exchange Commission (the “SEC”). We have reviewed the comments of the SEC Staff in the SEC Comment Letter and offer the responses set out below. In addition, contemporaneous with the transmission of this letter, the Company is filing Amendment No. 3 to its Registration Statement on Form S-1. Amendment No. 3 revises and supplements the disclosures made in the Original Filing and Amendments No. 1 and No. 2 based on the comments set forth in the SEC Comment Letter. We have also updated the S-1 as appropriate, including updating the name of the Company throughout from Medical Alarm Concepts Holding, Inc. to Wearable Health Solutions, Inc.

To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter.

General

1. We note that you filed the amendments to your registration statement under your reporting number (333-153290) rather than the file number assigned to your registration statement (333-210769). Please file the next amendment to your registration statement under file number 333-210769.

Response No. 1

As requested, you will note that we have filed Amendment No. 3 under file number 333-210769.

Risk Factors, page 3

Our reporting obligations under Section 15(d) of the Exchange Act may be suspended automatically if we have fewer than 300 holders of record on the first day of our fiscal year after the year of effectiveness, page 6

2. We note the revised disclosure you provided in response to our prior comment 4. Please revise this risk factor, the immediately preceding risk factor and “Additional Information” to clarify that, while you are not currently subject to the reporting requirements of the Exchange Act and have been voluntarily filing reports, you will become subject to Exchange Act reporting requirements under Section 15(d) upon effectiveness of the current registration statement. Also revise any statements that suggest that you will be voluntarily filing reports during at least the first fiscal year after effectiveness of the current registration statement.

Response No. 2

As requested, the risk factors have been revised accordingly. As well, the “Additional Information” section has also been revised to reflect this request. Please see page(s) 5,6 and 43.

Description of Securities To Be Registered, page 37

Preferred Stock, page 37

3. You disclose on page 38 that your Series B preferred stock has no voting rights; however, section 5(c) of the certificate of designation for your Series B preferred stock filed as part of Exhibit 3.1 states the following: “Holders of the Series B Preferred shall vote on an ‘as converted’ basis (but taking into account the ownership limitations herein), together with the Common Stock, as a single class, in actions required to have shareholder approval.” The certificate also sets forth certain veto rights held by majority holders of Series B preferred stock. Please advise and revise your disclosure as appropriate.

Response No. 3

As requested, these sections have been revised to disclose the above-mentioned provisions. Please see page(s) 38.

4. We note that holders of Series C and Series D preferred stock are subject to beneficial ownership limitations on conversions. We also note that certain holders of the Series C and Series D preferred stock have the right to waive the beneficial ownership limitation. Please disclose these provisions, as well as whether the current holders of Series C and D preferred stock can waive the beneficial ownership restrictions. In addition, please file the securities purchase agreement dated as of February 26, 2016 that is mentioned in the waiver provision.

Response No. 4

As requested, these sections have been revised to disclose the above-mentioned provisions. Please see page(s) 39. Please note that the actual agreement was dated March 1, 2016, a form of which was filed as Exhibit 4.3 to the Form 8-K filed on March 4, 2016 and incorporated by reference to this Amendment No. 3.

* * *

Please also be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the preceding information is responsive to the Staff’s comments contained in SEC Comment Letter. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is ronnie@medalarmco.com and my direct telephone number is (877) 498-2929.

Respectfully submitted,

WEARABLE HEALTH SOLUTIONS, INC.

/s/ Ronald Adams
Ronald Adams
CEO